Exhibit 99.1

TMD Energy Limited Announces Financial Results for the First Half of Fiscal Year 2026

TMD Energy Limited (“TMDEL” or the “Company”) (NYSE American: TMDE), together with its subsidiaries, is a Malaysia and Singapore based services provider engaged in integrated bunkering services, which involves ship-to-ship transfer of marine fuels, ship management services and vessel chartering services. The Company today announced its unaudited financial results for the six months ended December 31, 2025 (“First Half 2026”).

First Half of Fiscal Year 2026 Financial Results

	For the Six Months Ended December 31,
	2025	2024	Variance
	US$	US$	US$	%
Revenues
- Bunkering services	247,131,765	319,240,251	(72,108,486)	(22.6)
- Ship management services	453,917	401,179	52,738	13.1
Total revenues	247,585,682	319,641,430	(72,055,748)	(22.5)
Cost of revenues	(246,908,420)	(308,771,930)	(61,863,510)	(20.0)
Gross profit	677,262	10,869,500	(10,192,238)	(93.8)
Selling and marketing expenses	(210,136)	(52,056)	158,080	303.7
General and administrative expenses	(3,115,828)	(2,576,691)	539,137	20.9
Depreciation expenses	(2,312,612)	(2,454,329)	(141,717)	(5.8)
Other expenses, net	(3,490,979)	(3,742,490)	(251,511)	(6.7)
(Loss) Income before income taxes	(8,452,293)	2,043,934	(10,496,227)	(513.5)
Income tax expenses	(84,069)	(1,144,360)	(1,060,291)	(92.7)
Net (loss) income	(8,536,362)	899,574	(9,435,936)	(1,048.9)
Less: loss (income) attributable to non-controlling interest	219,990	(200,814)	420,804	209.5
Net (loss) income attributable to controlling interest	(8,316,372)	698,760	(9,015,132)	(1,290.2)

Revenues

Total revenues decreased by $72,055,748, or 22.5%, from $319,641,430 for the six months ended December 31, 2024 to $247,585,682 for the six months ended December 31, 2025. This decrease in total revenues was primarily driven by lower demand for marine fuels under our bunkering services due to ongoing geopolitical uncertainties and softer global trade activities, which adversely affected both sales volume and selling price for the six months ended December 31, 2025.

Bunkering services – Revenue from bunkering services decreased by 22.6%, from $319,240,251 for the six months ended December 31, 2024, to $247,131,765 for the six months ended December 31, 2025. The decrease was mainly attributable to lower sales volume and a decline in average selling prices of marine fuels for the six months ended December 31, 2025.

Total bunkered and traded volume decreased by 10.1%, from 574,883 metric ton for the six months ended December 31, 2024 to 516,676 metric ton for the six months ended December 31, 2025. The decline was mainly due to softer demand amid tariff-related developments and geopolitical uncertainties, which led to more cautious purchasing behavior by customers and downward pressure on marine fuel demand.

In addition, average global oil price declined by approximately 16.0% for the six months ended December 31, 2025, compared to that for the six months ended December 31, 2024. As our bunkering services operate under a cost-plus pricing model, movements in underlying fuel prices directly impact our selling prices. Accordingly, the combined effect of lower volumes and reduced price levels led to the overall decline in revenue from bunkering services.

Ship management services – Revenue from ship management services increased by 13.1%, from $401,179 for the six months ended December 31, 2024, to $453,917 for the six months ended December 31, 2025. The increase was mainly attributable to foreign exchange translation effects. Excluding the impact of currency fluctuations, revenue remained broadly stable, reflecting consistent underlying business performance for the six months ended December 31, 2025.

Cost of revenues

	For the Six Months Ended December 31,
	2025	2024	Variance
	US$	US$	US$	%
Oil cargo sold	238,845,687	301,683,394	(62,837,707)	(20.8)
Bunker own used	2,015,759	1,805,612	210,147	11.6
Crew wages	1,905,057	1,764,213	140,844	8.0
Other operating cost	4,141,917	3,518,711	623,206	17.7
Total cost of revenues	246,908,420	308,771,930	(61,863,510)	(20.0)

Cost of revenues decreased by $61,863,510, or 20.0%, from $308,771,930 for the six months ended December 31, 2024 to $246,908,420 for the six months ended December 31, 2025. The decrease was primarily driven by lower bunker procurement costs, mainly due to reduced purchase volumes reflecting lower demand for bunkering activities. While bunker procurement costs generally move in line with global oil price movements, the reduction in costs for the six months ended December 31, 2025 was primarily volume-driven rather than price-driven, and accounted for the majority of the overall decrease.

The decrease was partially offset by higher operational costs associated with bunkering logistics, which includes: (i) increased crew wages due to market-wide labour cost adjustments; (ii) increased transportation and delivery cost at selected ports, primarily driven by higher logistics service rates and pricing fluctuations. In addition, terminal congestion and limited loading slot availability resulted in a greater reliance on truck loading, which is more costly than conventional loading methods, despite the lower level of bunkering activities for the six months ended December 31, 2025; and (iii) higher maintenance and repair costs incurred to maintain vessel operational readiness, safety standards and regulatory compliance. The increase was primarily attributable to more extensive routine maintenance activities and scheduled repairs required to ensure the continued efficient and reliable operation of the vessels. These costs are largely fixed in nature and required to be incurred despite lower bunkering activities for the six months ended December 31, 2025. In addition, the increase in other operating cost reflected a period-over-period baseline effect arising from the timing of actual vendor billings and accrued expenses recognized for the six months ended December 31, 2024, which did not recur for the six months ended December 31, 2025.

Gross profit

Our gross profit decreased by $10,192,238, or 93.8%, from $10,869,500 for the six months ended December 31, 2024 to $677,262 for the six months ended December 31, 2025. Our gross profit margin for the six months ended December 31, 2025 was 0.3%, compared to 3.4% for the six months ended December 31, 2024.

The decline in gross profit and gross profit margin was primarily attributable to the lower revenues in light of a challenging operating environment characterized by ongoing tariff tensions and uncertainties in global trade, which adversely affected shipping activities and softened demand for marine fuel. In addition, volatility and the overall decline in global oil prices negatively impacted marine fuel price levels, contributing to reduced gross profit. Furthermore, operation bottleneck and chellenges in bunkering, including vessel schedule delays, increased crew wages, higher transportation charges and inflationary cost pressures, further reduced gross margin from bunkering services. The highly competitive market environment further reduced the premiums charged to customers, compressing spreads between selling prices and procurement costs and limiting our ability to fully pass increased operating costs to customers. As a result, gross profit and gross profit margin declined for the six months ended December 31, 2025.

Operating expenses

Selling and Marketing Expenses

Selling and marketing expenses increased to $210,136 for the six months ended December 31, 2025, from $52,056 for the six months ended December 31, 2024. The increase was primarily attributable to higher marketing activities, including increased client engagement efforts to support existing customer relationships, expand our customer base and promote our products and services to potential customers for the six months ended December 31, 2025.

General and Administrative Expenses

	For the Six Months Ended December 31,
	2025	2024	Variance
	US$	US$	US$	%
Staff cost	1,573,870	1,035,099	538,771	52.1
Staff cost – related parties	95,065	95,002	63	0.1
Management fees – related party	390,891	371,698	19,193	5.2
Professional fees	1,153,197	76,688	1,076,509	1,403.8
Leasing license	150,030	150,030	-	-
(Reversal of) Provision for expected credit losses	(1,147,644)	69,474	(1,217,118)	(1,751.9)
Others	818,100	680,042	138,058	20.3
Others – related parties	82,319	98,658	(16,339)	(16.6)
Total general and administrative expenses	3,115,828	2,576,691	539,137	20.9

General and administrative expenses increased from $2,576,691 for the six months ended December 31, 2024, to $3,115,828 for the six months ended December 31, 2025. The increase was primarily due to higher advisory and professional service fees associated with investor relations activities, potential merger and acquisition opportunities, and corporate development initiatives undertaken for six months ended December 31, 2025.

Management fees paid to our related company, Straits Management Services Sdn. Bhd., represents fees cover management and coordination services provided, including compliance, reporting, governance, corporate secretarial, finance, banking coordination, accounting, and marketing and public relations functions. The amount remained stable for the six months ended December 31, 2025.

In addition, staff costs increased by $538,834, or 47.7%, from $1,130,101 for the six months ended December 31, 2024 to $1,668,935 for the six months ended December 31, 2025, primarily due to annual salary adjustments and discretionary bonuses and incentive payments for the six months ended December 31, 2025.

Other general and administrative expenses also increased by $121,719, or 15.6%, mainly attributable to higher operational support activities of our operation team for the six months ended December 31, 2025. The increase were partially offset by the reversal of expected credit losses on our accounts receivable, following the implementation of scheduled repayment arrangements with our major customers and observed improvement in repayment performance. Based on these arrangements, management reassessed the credit risk profile of the relevant receivables, including updated estimates of probability of default and expected credit loss rates. As a result, certain long-aged receivables previously assessed as higher risk were reclassified under revised risk parameters, leading to a significant reduction in the allowance for expected credit losses.

Depreciation

Depreciation represents the depreciation on the cost of our vessels, dry-dock cost, tools, office equipment, computer hardware and software, motor vehicles, real property and furniture and fittings. The decrease, from $2,454,329 for the six months ended December 31, 2024 to $2,312,612 for the six months ended December 31, 2025 was due to limited capital expenditure, as well as certain existing assets becoming fully depreciated for the six months ended December 31, 2025.

Other expenses, net

	For the Six Months Ended December 31,
	2025	2024	Variance
	US$	US$	US$	%
Interest income	(104,053)	(22,285)	(81,768)	(366.9)
Interest income – related party	(684,628)	(375,365)	(309,263)	(82.4)
Sundry expense, net	1,375,610	1,590,610	(215,000)	(13.5)
Interest expenses	2,950,209	2,548,820	401,389	15.7
Share of (profit) losses of associates and joint ventures	(46,159)	710	(46,869)	(6,601.3)
Total other expenses, net	3,490,979	3,742,490	(251,511)	(6.7)

Interest income

Interest income represents interest income earned from a related party, late payment interest charge to customers and amounts placed with lender bank of our operating subsidiary, Tumpuan Megah Development Sdn. Bhd. (“Tumpuan Megah”), as a term deposit and in a designated current account. The increase in interest income was due to late payment interest charges to customers of $69,514 incurred for the six months ended December 31, 2025.

In addition, interest income earned from a related party, Straits Energy Resources Berhad, increased to $684,628 for the six months ended December 31, 2025, from $375,365 for the six months ended December 31, 2024.

Sundry expense, net

	For the Six Months Ended December 31,
	2025	2024	Variance
	US$	US$	US$	%
Loss on foreign exchange	1,402,784	1,863,991	(461,207)	(24.7)
Miscellaneous income	(27,174)	(273,381)	246,207	90.1
Total sundry expense, net	1,375,610	1,590,610	(215,000)	(13.5)

Sundry expense decreased by $215,000 from $1,590,610 for the six months ended December 31, 2024 to $1,375,610 for the six months ended December 31, 2025. The decrease was primarily attributable to lower foreign exchange losses arising from the strengthening of the Malaysian Ringgit (“RM”) and Singapore Dollar (“SGD”) against the United States Dollar (“USD”), as the majority of our business activities are denominated in USD while the functional currencies of our five subsidiaries remain RM and SGD, resulting in reduced translation losses on USD-denominated balances. In addition, a decrease of $246,207 in miscellaneous income was mainly due to the absence of an adjustment of $157,535 related to the previously recognized value of the acquisition of Straits Marine Fuels & Energy Sdn. Bhd and a revision of prior-year accruals based on actual marketing expenses incurred, amounting to $61,223 for the six months ended December 31, 2024.

Interest Expense

Interest expense primarily consisted of interest incurred on trade financing facilities granted to Tumpuan Megah, and interest on term loans to our operating subsidiary, Straits Marine Services Pte. Ltd., which bear interest rates ranging from 5.5% to 7.5% per annum. Interest expense increased by $401,389 to $2,950,209 for the six months ended December 31, 2025, up from $2,548,820 for the six months ended December 31, 2024, was due to a higher utilization of trade facilities to support ongoing bunkering activities for the six months ended December 31, 2025.

(Loss) Income before income taxes

We recorded loss before income taxes of $8,452,293 and an income before income taxes of $2,043,934 for the six months ended December 31, 2025 and 2024, respectively. The deterioration was primarily attributable to the decrease in revenue, compression in gross profit margins, increased interest expense and continued operating cost pressures for the six months ended December 31, 2025.

Income tax expense

Income tax expense decreased from $1,144,360 for the six months ended December 31, 2024 to $84,069 for the six months ended December 31, 2025. The decrease was primarily driven by our overall loss position for the six months ended December 31, 2025, driven by the underperformance of our major operating subsidiary. As a result, only minimal current tax expense was incurred, mainly attributable to certain profitable subsidiaries operating in lower-tax jurisdictions.

In contrast, for the six months ended December 31, 2024, we recorded higher income tax expense, driven by stronger profitability contributed by two operating subsidiaries in Singapore and Malaysia, which were subject to higher statutory tax rates compared to entities operating in lower-tax jurisdictions.

Net (loss) income

As a result of the foregoing factors, net income of $899,574 for the six months ended December 31, 2024 decreased by $9,435,936, or 1,048.9%, to net loss of $8,536,362 for the six months ended December 31, 2025.

About TMD Energy Limited

TMD Energy Limited (the “Company”) and its subsidiaries are principally involved in marine fuel bunkering services, specializing in the supply and marketing of marine gas oil and marine fuel oil of which include high sulfur fuel oil, low sulfur fuel oil and very low sulfur fuel oil, to ships and vessels at sea. The Company is also involved in the provision of ship management services for in-house and external vessels, as well as vessels chartering services.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

TMD Energy Limited

Email: corporate@tmdel.com

WFS Investor Relations

Email: services@wealthfsllc.com

TMD Energy Limited

Unaudited Consolidated Balance Sheets

As of December 31, 2025 and June 30, 2025

(Expressed in U.S. Dollars, except for the number of shares)

	As of
	December 31, 2025	June 30, 2025
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$8,413,838	$7,060,410
Accounts receivable, net	20,132,207	28,371,702
Inventories, net	9,408,369	7,627,129
Due from related parties	20,212,582	17,992,929
Other receivables and current assets	34,884,932	30,958,684
Income tax receivable	1,424,169	1,003,350
Total current assets	94,476,097	93,014,204

Non-Current Assets
Property, plant and equipment, net	30,402,020	31,733,289
Investments, net	207,433	89,712
Operating lease right of use asset, net	26,861	37,981
Deferred tax assets, net	70,225	67,217
Total Non-Current Assets	30,706,539	31,928,199

Total Assets	$125,182,636	$124,942,403

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$15,362,591	$7,057,387
Other payables	2,553,596	1,402,444
Short-term loans	91,500,744	91,806,603
Due to related parties	1,454,785	1,024,058
Operating lease liabilities – current portion	25,889	24,437
Long-term debt payable – current portion	239,564	409,025
Finance lease payable – current portion	12,836	11,979
Total current liabilities	111,150,005	101,735,933

Non-Current Liabilities
Operating lease liabilities – non current	2,104	14,301
Long term debt payable – non current	492,268	525,148
Finance lease payable – non current	49,561	53,658
Total Non-Current Liabilities	543,933	593,107

Total Liabilities	111,693,938	102,329,040

Shareholders’ Equity
Ordinary share, par value $0.0001 per share; 500,000,000 shares authorized; 23,565,000 shares issued and outstanding at December 31, 2025 and June 30, 2025, respectively	2,357	2,357
Additional paid-in capital	12,731,677	12,731,677
(Accumulated losses) Retained earnings	(42,124)	8,274,248
Accumulated other comprehensive income	7,053	578,386
Total equity attributable to equity holders’ of TMD Energy Limited	12,698,963	21,586,668
Non-controlling interests	789,735	1,026,695
Total Equity	13,488,698	22,613,363

Total Liabilities and Shareholders’ Equity	$125,182,636	$124,942,403

TMD Energy Limited

Unaudited Consolidated Statements of Operations and Comprehensive (Loss) Income

For the Six Months Ended December 31, 2025 and 2024

(Expressed in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues, net	$247,566,352	$319,487,548
Revenues – related parties, net	19,330	153,882
Total revenues	247,585,682	319,641,430

Cost of revenues	(246,845,539)	(308,650,427)
Cost of revenues – related parties	(62,881)	(121,503)
Total cost of revenues	(246,908,420)	(308,771,930)

Gross profit	677,262	10,869,500

Operating expenses
Selling and marketing expenses	(210,136)	(52,056)
General and administrative expenses	(2,547,553)	(2,011,333)
General and administrative expenses – related parties	(568,275)	(565,358)
Depreciation expenses	(2,312,612)	(2,454,329)
Total operating expenses	(5,638,576)	(5,083,076)

(Loss) Income from operations	(4,961,314)	5,786,424

Other (expenses) income, net
Interest income	104,053	22,285
Interest income – related party	684,628	375,365
Sundry expense, net	(1,375,610)	(1,590,610)
Interest expenses	(2,950,209)	(2,548,820)
Share of profit (losses) of associates and joint ventures	46,159	(710)
Total other expenses, net	(3,490,979)	(3,742,490)

(Loss) Income before income taxes	(8,452,293)	2,043,934
Income tax expenses	(84,069)	(1,144,360)
Net (loss) income	(8,536,362)	899,574
Less: loss (income) attributable to non-controlling interest	219,990	(200,814)
Net (loss) income attributable to controlling interest	$(8,316,372)	$698,760

Weighted average number of ordinary shares outstanding:
Ordinary shares - Basic and diluted	23,565,000	20,000,000

(Loss) Earnings per share:
Basic and diluted	$(0.35)	$0.03

Other comprehensive (loss) income:
Net (loss) income	$(8,536,362)	$899,574
Foreign currency translation adjustments	(588,303)	368,947
Total comprehensive (loss) income	$(9,124,665)	$1,268,521

Comprehensive (loss) income including non-controlling interest	$(9,124,665)	$1,268,521
Comprehensive (loss) income attributable to non-controlling interest	(236,960)	200,665
Comprehensive (loss) income attributable to controlling interest	$(8,887,705)	$1,067,856